2024 REPORT

# Gradey


GRADEY
Helping kids succeed in school!
AP History
85%

LETTER

## Dear investors,

Over the past year, we've made major strides in product development, adding numerous features and revamping our AI architecture with the latest models from OpenAI. We also completed a total overhaul of our school system connectors, improving integration and scalability. However, growth challenges remain, particularly in onboarding more parents. We're refining our strategy to drive adoption and maximize impact.

**We need your help!**

To drive growth, we need to add more schools to our list of supported institutions. This includes working with public schools to secure official endorsements, positioning Gradey as an approved and trusted tool for academic tracking. Additionally, we require warm

introductions to private schools to accelerate sales and expand our reach. Beyond acquiring new schools, we must also increase engagement within the schools we already support. This means proactively evangelizing Gradey's benefits, providing training, sharing success stories, and ensuring that educators, parents, and students fully understand how the platform can help improve academic outcomes. Strengthening our presence in existing schools will lead to higher adoption rates, ultimately fueling word-of-mouth referrals and long-term success.

Sincerely,

*Sanjay Akut*

Founder/CEO

# How did we do this year?



**REPORT CARD**

**B+**

☺ **The Good**

Added many product features

Revamped technical architecture

## ☹ The Bad

Did not add more parents

## 2024 At a Glance

### January 1 to December 31



**$0**

Revenue



**-$40,315**

Net Loss



**$0**

Short Term Debt



**$40,000**

Raised in 2024



**$173**

Cash on Hand
As of 03/13/25

INCOME     BALANCE     NARRATIVE

$0                                                    $0

-$119,976

-$40,315

2023                                    2024

Net Margin: 0%    Gross Margin: 0%    Return on Assets: -5,640%    Earnings per Share: -$0.01

Revenue per Employee: $0    Cash to Assets: 100%    Revenue to Receivables: ~    Debt Ratio: 0%

📄 Balance_Sheet_Gradey_Inc._FY_2024.pdf

📄 Profit_and_Loss_Statement_Gradey_Inc._FY_2024.pdf      📄 Gradey_Financial_Report.docx.pdf

📄 Gradey_Financials_and_CPA_Review_Report_2023_and_2022.pdf

# We ❤ Our 13 Investors

## Thank You For Believing In Us



| Nick Bozovich | Doug Ryan | Nick Frazetta | Jamie Borrasso | John Topolosky | Rick Heath |
| Joseph Warnagiris | Craig Neely | Chris Lisovich | Michael Kuhn | Matt Whitfield | Whoopi Goldberg |

Rafal Kolankowski

# Thank You!

## From the Gradey Team



### Sanjay Akut

**Founder/CEO**

Seasoned Chief Technology Officer and Carnegie Mellon alum with prior entrepreneur experience and 25+ years of leadership experience.



### Craig Neely

**Chief Growth Officer**

Successful business executive with expertise in business strategy, brand building, innovation and team leadership.



### David Bock

**Creative Director**

Extensive visual, creative, and design experience working with many startups on their branding and

product stories.

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Sanjay Akut | CTO @ Erickson Immigration Group | 2022 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| Sanjay Akut | CEO | 2022 |

## Voting Power ❓

| Holder | Securities Held | Voting Power |
|---|---|---|
| Sanjay Akut | 5,200,000 Common Stock | 65.0% |

## Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 08/2022 | $6 | Common Stock | Section 4(a)(2) |
| 08/2022 | $6 | Common Stock | Section 4(a)(2) |
| 08/2022 | $48 | Common Stock | Section 4(a)(2) |
| 02/2023 | $124,000 | | 4(a)(6) |
| 02/2024 | $40,000 | | 4(a)(6) |

*The use of proceeds is to fund general operations.*

## Outstanding Debts

None.

## Related Party Transactions

None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 10,000,000 | 8,000,000 | Yes |

Warrants:     0
Options:      0

## Form C Risks:

The Company is an early-stage company incorporated on July 29, 2022. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

As a startup organization, the Company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, particularly the founder and CEO Sanjay Akut, the future of the company may be compromised.

Sanjay Akut is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

As for most companies collecting and leveraging personal customer information, the Company's value proposition and commercial operations will depend on its commitment to privacy protection and ethical use of data. Many large, competent, and well-funded organizations have suffered significant customer data breaches and losses in recent history, highlighting the technical and procedural vulnerabilities of complex data infrastructures regardless of resources, policies, and management commitment. The Company recognizes such risks and has established the protection of its users' privacy as a central business tenet, yet any such breach or incident may carry severe and unpredictable commercial consequences.

We are counting on being able to raise additional capital through follow up rounds, which is necessary in order for our company to hope to achieve profitability.

Our future success depends on our ability to access the parent portal systems that are used by the schools and school districts around the country. While we are accessing these systems on behalf of the parents with their express consent, there is always the risk that a particular portal system might lock us out of said access.

The Company's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, the Company plans to secure key person life insurance when such coverage is deemed financially prudent. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third-party contractual relationships. If the Company is unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

## Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the

Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Gradey, Inc.

Delaware Corporation
Organized July 2022
4 employees
456 Shelbourne Dr.
Pittsburgh PA 15239 http://www.askgradey.com

## Business Description

Refer to the Gradey profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

## Compliance with Prior Annual Reports

Gradey has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

<u>Show Less</u> ⌄